December 20, 2018

Mark C. Jensen
Chief Executive Officer
American Resources Corporation
9002 Technology Drive
Fishers, IN 46038

       Re: American Resources Corporation
           Amendment No. 4 to Registration Statement on Form S-1
           Filed December 11, 2018
           File No. 333-226042

Dear Mr. Jensen:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 30, 2018 letter.

Amendment No. 4 to Registration Statement on Form S-1 Filed December 11, 2018

Capitalization, page 45

1. Refer to footnote 5. Tell us whether the enhanced anti-dilution protection or conversion will occur in connection with this offering.
Note 8 - Subsequent Events, page F-12

2. We note your response to comment 2. Please disclose, if true, that the "enhanced" anti-
       dilution rights of Series A Preferred Stock were made effective as of November 5, 2018.
       Further clarify the following:
       -the nature of the amended enhanced anti-dilution rights, which include (but may not be limited to) the conversion of such Series A holdings into, and/or equal to, no less than
 Mark C. Jensen
American Resources Corporation
December 20, 2018
Page 2
      Seventy-Two Percent (72%) of the fully diluted common stock of the Company
      - how the amended rights differed from the anti-dilution rights since January 5, 2017, if at all.

      Refer to ASC 260-10-50-2.
3. Addressing ASC 815-40-15-7, please provide us your detailed analysis explaining how you concluded that the Series A Preferred Stock's embedded conversion option is closely related to and indexed to equity.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William
Mastrianna, Attorney-Adviser, at (202) 551-3778 or Celeste M. Murphy, Legal Branch Chief, at
(202) 551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameMark C. Jensen
                                                            Division of
Corporation Finance
Comapany NameAmerican Resources Corporation
                                                            Office of
Telecommunications
December 20, 2018 Page 2
cc:       Clifford Hunt
FirstName LastName